SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Press Release concerning results dated February 1, 2012.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

Date: February 1, 2012	By:	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/investors

CGI reports strong start to fiscal 2012

Signs $1.4 billion in new contracts

Q1-F2012 highlights:

•	Revenue of $1.03 billion;
•	Bookings of $1.4 billion, or 135% of revenue;
•	Backlog of $13.6 billion;
•	Adjusted EBIT of $139.9 million;
•	Adjusted EBIT margin of 13.6%;
•	Net earnings of $106.5 million;
•	Net earnings margin of 10.3%;
•	Diluted EPS of 40 cents;
•	Cash provided by operating activities of $148.7 million or $0.55 per diluted share;
•	Investment of $63.4 million in share buyback;
•	Reduced debt by $47.2 million;
•	Return on equity of 18.4%; return on invested capital 12.8%.

Note: All figures are in Canadian dollars. Q1-F2012 MD&A, financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S. All non-GAAP measures are outlined on page 3. Beginning in Q1-F2012, the Company reports its results under the International Financial Reporting Standards (IFRS).

Montreal, Quebec, February 1, 2012 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) reported fiscal 2012 first quarter revenue of $1.03 billion, up 2.6% compared with Q4-F2011 and down 5.6% compared with Q1-F2011.

Adjusted EBIT was $139.9 million, representing a margin of 13.6%.

Net earnings were $106.5 million or 10.3% of revenue and diluted earnings per share were 40 cents.

Q1-F2011 included a favourable tax adjustment as well as other previously disclosed items which have been removed for year-over-year comparison purposes. As a result, Q1-F2012 adjusted EBIT compares favourably with $138.1 million or 12.7% in the year ago period; net earnings margin improved from 10% of revenue and diluted earnings per share improved from 39 cents in Q1-F2011.

The Company generated $148.7 million in cash from operating activities during the quarter, or 14.4% of revenue. This represents an improvement of $50.9 million compared with Q1-F2011.

Over the last twelve months CGI has generated $620.9 million or $2.27 in cash per diluted share.

In millions of Canadian dollars except earnings per share and where noted
	Q1-F2012	Q1-F2011
Revenue	1,032.1	1,093.7
Adjusted EBIT Margin	139.9 13.6%	154.8 14.2%
Net earnings	106.5	126.7
Margin	10.3%	11.6%
Earnings per share (diluted)	0.40	0.45
Weighted average number of outstanding shares (diluted)	268,913,505	278,985,258
Net finance costs	4.8	5.3
Net debt to capitalization ratio	26.6%	31.1%
Cash provided by operating activities	148.7	97.8
Days of sales outstanding (DSO)	51	42
Return on equity	18.4%	17.2%
Return on invested capital	12.8%	15.7%
Bookings	1,392	1,191
Backlog	13,558	12,980

During the quarter, the Company booked $1.4 billion in new contract wins, extensions and renewals, bringing the total bookings over the last twelve months to $5.1 billion, for a book-to-bill of 122%. At the end of December 2011, the Company’s backlog of signed orders stood at $13.6 billion, up $578 million compared with the same period last year. The backlog represents approximately 3.3 times revenue on a trailing twelve month basis.

“The relevance of our services and solutions to our clients’ requirements was demonstrated by our strong bookings in the quarter and by the $5.1 billion in new contracts signed over the past 12 months,” said Michael E. Roach, President and Chief Executive Officer. “Our operational and financial discipline is reflected by our strong cash generating ability which has enabled further debt reduction and the ongoing repurchase of shares in the quarter. We continue to see opportunities to shape and develop additional profitable growth opportunities across all our markets.”

During the quarter, the Company reduced debt by $47.2 million for a net debt of $879.5 million at the end of the quarter, representing a net debt to capitalization of 26.6%. At the end of Q1 F2012, the Company had approximately $1.3 billion in available cash and unused credit facilities.

Normal Course Issuer Bid

The Company purchased and cancelled 3.4 million CGI shares during the quarter for $63.4 million at an average price of $18.87. Over the last twelve months, 14.8 million shares were purchased at an average price of $19.48 for a total investment of $287.4 million. On February 1, 2012 the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to an additional 10% of the Company’s public float of shares, or approximately 22.1 million shares during the next year, subject to acceptance by the Toronto Stock Exchange.

First quarter F2012 results conference call

Management will host a conference call to discuss results at 9:00 a.m. Eastern time this morning. Participants may access the call by dialling (866) 226-1792 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.

Annual General and Special Meeting of Shareholders

This morning at 11:00 a.m., the Company will hold its Annual General and Special Meeting of Shareholders at the Omni Mount-Royal Hotel, 1050 Sherbrooke Street West, Montreal. The meeting, being presided over by Serge Godin, Founder and Executive Chairman, will be broadcast live via www.cgi.com/investors. Michael E. Roach, President and Chief Executive Officer will also address the meeting and a question and answer session will follow with the Executive team.

About CGI

Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 31,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices and centres of excellence in Canada, the United States, Europe and Asia Pacific. As at December 31, CGI’s annualized revenue was approximately $4.1 billion and its order backlog was approximately $13.6 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index. Website: www.cgi.com.

Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt to capitalization, DSO, ROE and ROIC

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-looking statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber

Senior Vice-President

Global Communications and Investor Relations

514-841-3355

lorne.gorber@cgi.com

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